SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

18 June 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 18 June 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                               Protherics PLC

                   Notification of Major Interest in Shares

London, UK; Brentwood, TN, US; 18 June 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that, on 18 June 2007, a notification of interest in the ordinary share capital of the Company was received from INVESCO plc in accordance with the Transparency Obligations Directive. Details of the interest are as follows:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights:                               ( X )

An acquisition or disposal of financial instruments which may result       (   )
in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:                          (   )

Other (please specify) :                                                   (   )

2. Full name of person(s) subject to the notification obligation:

INVESCO plc

3. Full name of person(s) subject to the notification obligation:

4. Full name of shareholder(s) (if different from 3.):

12 June 2007

5. Date of the transaction and date on which the threshold is crossed or reached if different):

18 June 2007

6. Date on which issuer notified:

10%, 11%

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares            Situation previous to
                                the Triggering
If possible using the           transaction
ISIN CODE
                             Number of shares       Number of voting Rights

Ordinary 2p Shares            35,740,354             35,740,354

(GB0007029209)

Resulting situation after the triggering transaction

Class/type of shares   Number of shares   Number of voting rights    % of voting rights

If possible using
the ISIN CODE
                        Direct             Direct     Indirect        Direct    Indirect

Ordinary 2p Shares       37,361,912                    37,361,912                11.01%

(GB0007029209)

B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting     % of voting
financial                    Period/ Date        rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.

Total (A+B)

Number of voting rights       % of voting rights

37,361,912                    11.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

JP Morgan Chase - 7,792,308
Citibank - 29,454,292
Northern Trust Company (London) - 115,312

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

                                 Ends

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs       +44 (0) 7919  480510
Julie Vickers, Company Secretary                  +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                   +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt           +1 212 850 5600

Or visit  www.protherics.com